UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2013

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2013

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
VOYAGE REVENUES (note 9a)	96,619	96,477	193,726	195,817

OPERATING EXPENSES
Voyage expenses	1,224	242	1,615	585
Vessel operating expenses (note 9a)	24,814	22,177	50,130	44,564
Depreciation and amortization	25,156	24,796	49,299	49,553
General and administrative (note 9a)	4,744	4,433	10,213	9,693

Total operating expenses	55,938	51,648	111,257	104,395

Income from vessel operations	40,681	44,829	82,469	91,422

OTHER ITEMS
Equity income	39,425	11,086	65,849	28,134
Interest expense (note 7)	(13,132)	(13,734)	(26,380)	(26,532)
Interest income	782	949	1,297	1,881
Realized and unrealized gain (loss) on derivative instruments (note 10)	10,666	(18,145)	2,381	(34,048)
Foreign currency exchange (loss) gain (notes 7 and 10)	(2,787)	13,927	5,424	4,259
Other income	407	480	876	694

	35,361	(5,437)	49,447	(25,612)

Net income before income tax (expense) recovery	76,042	39,392	131,916	65,810
Income tax (expense) recovery (note 8)	(800)	(132)	(1,643)	129

Net income	75,242	39,260	130,273	65,939

Non-controlling interest in net income	5,581	1,572	6,167	3,520
General Partner’s interest in net income	6,278	5,293	12,243	10,325
Limited partners’ interest in net income	63,383	32,395	111,863	52,094
Limited partners’ interest in net income per common unit
• Basic	0.91	0.50	1.60	0.80
• Diluted	0.91	0.50	1.60	0.80
Weighted-average number of common units outstanding:
• Basic	69,713,500	64,857,900	69,698,714	64,857,900
• Diluted	69,732,097	64,857,900	69,709,382	64,857,900

Cash distributions declared per common unit	0.6750	0.6750	1.3500	1.3050

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	June 30,	December 31,
	2013	2012
	$	$
ASSETS
Current
Cash and cash equivalents	97,621	113,577
Restricted cash – current (note 4)	33,096	34,160
Accounts receivable, including non-trade of $13,636 (2012 – $11,654) (note 10)	14,404	13,408
Prepaid expenses	8,141	5,836
Current portion of derivative assets (note 10)	18,306	17,212
Current portion of net investments in direct financing leases (note 4)	6,928	6,656
Advances to affiliates (note 9b)	3,421	13,864

Total current assets	181,917	204,713

Restricted cash – long-term (note 4)	495,084	494,429
Vessels and equipment
At cost, less accumulated depreciation of $382,063 (2012 – $351,092)	1,275,120	1,286,957
Vessels under capital leases, at cost, less accumulated depreciation of $144,636 (2012 – $133,228)	612,633	624,059
Advances on newbuilding contracts (note 11a)	39,097	38,624

Total vessels and equipment	1,926,850	1,949,640

Investment in and advances to equity accounted joint ventures (notes 5, 6, 9d, 9e and 9f)	627,477	409,735
Net investments in direct financing leases (note 4)	393,225	396,730
Advances to joint venture partner (note 6)	14,004	14,004
Other assets	26,573	25,233
Derivative assets (note 10)	89,685	145,347
Intangible assets – net	103,064	109,984
Goodwill – liquefied gas segment	35,631	35,631

Total assets	3,893,510	3,785,446

LIABILITIES AND EQUITY
Current
Accounts payable	3,925	2,178
Accrued liabilities (note 10)	41,300	38,134
Unearned revenue	8,645	19,417
Current portion of long-term debt (note 7)	87,079	86,489
Current obligations under capital lease (note 4)	160,284	70,272
Current portion of derivative liabilities (note 10)	69,903	48,046
Advances from affiliates (note 9b)	17,739	12,083

Total current liabilities	388,875	276,619

Long-term debt (note 7)	1,477,856	1,326,864
Long-term obligations under capital lease (note 4)	472,440	567,302
Long-term unearned revenue	37,244	38,570
Other long-term liabilities (notes 4 and 5)	73,455	73,568
Derivative liabilities (note 10)	159,320	248,249

Total liabilities	2,609,190	2,531,172

Commitments and contingencies (notes 4, 5, 7, 10 and 11)
Equity
Non-controlling interest	47,317	41,294
Partners’ equity	1,237,003	1,212,980

Total equity	1,284,320	1,254,274

Total liabilities and total equity	3,893,510	3,785,446

Subsequent events (note 14)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	130,273	65,939
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 10)	(21,426)	15,647
Depreciation and amortization	49,299	49,553
Unrealized foreign currency exchange gain (notes 7 and 10)	(5,993)	(4,670)
Equity income	(65,849)	(28,134)
Amortization of deferred debt issuance costs and other	1,494	18
Change in operating assets and liabilities	5,748	(6,609)
Expenditures for dry docking	(17,796)	(2,972)

Net operating cash flow	75,750	88,772

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	219,748	395,352
Scheduled repayments of long-term debt	(42,999)	(42,200)
Prepayments of long-term debt	(10,000)	(119,274)
Debt issuance costs	—	(1,808)
Scheduled repayments of capital lease obligations	(5,205)	(5,040)
Proceeds from units issued out of continuous offering program, net of offering costs (note 12)	4,924	—
Advances to joint venture partners and equity accounted joint ventures (note 6)	(16,785)	(3,600)
Increase in restricted cash	(952)	(30,511)
Cash distributions paid	(105,943)	(93,636)
Other	(144)	(50)

Net financing cash flow	42,644	99,233

INVESTING ACTIVITIES
Purchase of equity accounted investments (notes 5, 9d, 9e and 9f)	(135,790)	(170,067)
Receipts from direct financing leases	3,233	2,992
Expenditures for vessels and equipment	(1,793)	(1,010)
Other	—	1,369

Net investing cash flow	(134,350)	(166,716)

(Decrease) increase in cash and cash equivalents	(15,956)	21,289
Cash and cash equivalents, beginning of the period	113,577	93,627

Cash and cash equivalents, end of the period	97,621	114,916

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity			Non- controlling Interest	Total
	Limited Partners		General Partner
	Number of Common Units	$	$	$	$
Balance as at December 31, 2012	69,684	1,165,634	47,346	41,294	1,254,274
Net income and comprehensive income	—	111,863	12,243	6,167	130,273
Cash distributions	—	(94,073)	(11,870)	(144)	(106,087)
Equity based compensation (note 13)	6	917	19	—	936
Proceeds from units issued out of continuous offering program, net of offering costs of $0.5 million (note 12)	124	4,819	105	—	4,924

Balance as at June 30, 2013	69,814	1,189,160	47,843	47,317	1,284,320

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2012, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 16, 2013. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

In order to more closely align the Partnership’s presentation to that of many of its peers, the cost of ship management services of $1.9 million and $3.8 million for the three and six months ended June 30, 2013, respectively, has been presented as vessel operating expenses in the Partnership’s consolidated statement of income. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amount reclassified was $2.0 million and $3.9 million for the three and six months ended June 30, 2012, respectively.

2.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

			June 30, 2013		December 31, 2012
	Fair Value Hierarchy Level		Carrying	Fair	Carrying	Fair
			Amount	Value	Amount	Value
			Asset	Asset	Asset	Asset
			(Liability)	(Liability)	(Liability)	(Liability)
			$	$	$	$
Recurring:
Cash and cash equivalents and restricted cash	Level 1		625,801	625,801	642,166	642,166
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2		108,606	108,606	165,687	165,687
Interest rate swap agreements – liabilities	Level 2		(228,448)	(228,448)	(304,220)	(304,220)
Cross currency swap agreement	Level 2		(11,677)	(11,677)	(2,623)	(2,623)
Other derivative	Level 3		3,900	3,900	1,100	1,100
Other:
Advances to equity accounted joint ventures (note 6b)		(i)	84,784	(i)	—	—
Advances to joint venture partner (note 6a)		(ii)	14,004	(ii)	14,004	(ii)
Long-term debt – public (note 7)	Level 1		(115,323)	(117,774)	(125,791)	(129,439)
Long-term debt – non-public (note 7)	Level 2		(1,449,612)	(1,325,842)	(1,287,562)	(1,170,788)

(i)

The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)

The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. The advances from the Teekay Tangguh Joint Venture to the joint venture partner together with the joint venture partner’s equity investment in the Teekay Tangguh Joint Venture form the net aggregate carrying value of the joint venture partner’s interest in the Teekay Tangguh Joint Venture in these consolidated financial statements. The fair value of the individual components of such aggregate interest is not determinable.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the six months ended June 30, 2013 and 2012 for the Partnership’s other derivative asset (liability), the Toledo Spirit time-charter derivative, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Six Months Ended June 30,
	2013	2012
	$	$
Fair value at beginning of period	1,100	(600)
Realized and unrealized gains included in earnings	2,777	262
Settlements	23	38

Fair value at end of period	3,900	(300)

The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of June 30, 2013 is based upon an average daily tanker rate of $22,241 (June 30, 2012 – $29,564) over the remaining duration of the charter contract and a discount rate of 8.8% (June 30, 2012 – 8.9%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			June 30,	December 31,
	Credit Quality		2013	2012
Class of Financing Receivable	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	400,153	403,386
Other receivables:
Long-term receivable included in other assets	Payment activity	Performing	5,057	1,704
Advances to equity accounted joint ventures (note 6b)	Other internal metrics	Performing	84,784	—
Advances to joint venture partner (note 6a)	Other internal metrics	Performing	14,004	14,004

			503,998	419,094

3.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended June 30,
	2013			2012
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	68,270	28,349	96,619	67,603	28,874	96,477
Voyage expenses	407	817	1,224	30	212	242
Vessel operating expenses	13,683	11,131	24,814	11,774	10,403	22,177
Depreciation and amortization	18,329	6,827	25,156	17,309	7,487	24,796
General and administrative (i)	3,233	1,511	4,744	3,043	1,390	4,433

Income from vessel operations	32,618	8,063	40,681	35,447	9,382	44,829

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

	Six Months Ended June 30,
	2013			2012
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	136,300	57,426	193,726	138,336	57,481	195,817
Voyage expenses	407	1,208	1,615	66	519	585
Vessel operating expenses	27,676	22,454	50,130	23,553	21,011	44,564
Depreciation and amortization	35,619	13,680	49,299	34,547	15,006	49,553
General and administrative (i)	6,917	3,296	10,213	6,602	3,091	9,693

Income from vessel operations	65,681	16,788	82,469	73,568	17,854	91,422

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30,	December 31,
	2013	2012
	$	$
Total assets of the liquefied gas segment	3,279,984	3,143,205
Total assets of the conventional tanker segment	489,939	495,556
Unallocated:
Cash and cash equivalents	97,621	113,577
Accounts receivable and prepaid expenses	22,545	19,244
Advances to affiliates	3,421	13,864

Consolidated total assets	3,893,510	3,785,446

4.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at June 30, 2013, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder
	of 2013	2014	2015	2016	2017
Vessel Charters(i)	$	$	$	$	$
Charters-in – capital leases(ii)(iii)(iv)(v)	81,526	60,000	31,790	31,672	54,953

Charters-out – operating leases(vi)	170,270	321,257	315,392	291,475	288,855
Charters-out – direct financing leases	19,693	39,065	39,065	39,172	39,065

	189,963	360,322	354,457	330,647	327,920

(i)	The Teekay Tangguh Joint Venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 6 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012.
(ii)

As at June 30, 2013 and December 31, 2012, the Partnership had $475.4 million and $475.5 million, respectively, of cash which, including any interest earned on such amounts, are restricted to being used for charter hire payments of certain vessels chartered-in under capital

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

leases. The Partnership also maintains restricted cash deposits relating to certain term loans and to amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $52.8 million and $53.1 million as at June 30, 2013 and December 31, 2012, respectively.
(iii)	As described in Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (or the RasGas II LNG Carriers) and two through the Teekay Tangguh Joint Venture, in which the Partnership owns 70% and 69% ownership interests, respectively). Under these arrangements, the Partnership is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Partnership’s carrying amount of the tax indemnification guarantees as at June 30, 2013 was $24.4 million (December 31, 2012 – $24.9 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(iv)	Excludes estimated charter hire payments of $884.4 million for the period from 2018 to 2037.
(v)	As at June 30, 2013, the Partnership was a party to capital leases on five Suezmax tankers, all of which are classified as current obligations under capital lease in the Partnership’s consolidated balance sheets. Under these capital leases, the owner has the option to require the Partnership to purchase the five vessels. Also, under the charter contracts for these five vessels, the charterer, who is also the owner, has the option to cancel the charter contracts. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. In July 2013, the Partnership received notification of termination from the owner for two of the five vessels, subject to approval by its board of directors and sale of the vessels to a third-party. Upon sale of the vessels, the Partnership will not be required to pay the balance of the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. The amounts in the table assume the owner will not exercise their options to require the Partnership to purchase any of the five vessels from the owner. However, it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the 13th year anniversary of each respective contract.
(vi)	Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after June 30, 2013, revenue from unexercised option periods of contracts that existed on June 30, 2013, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

5.	Equity Method Investments

In February 2013, the Partnership entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 19 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016 and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers. In July 2013, Exmar LPG BVBA exercised its options to construct two additional LPG carrier newbuildings. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, the Partnership invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The Partnership also paid a $2.7 million acquisition fee to Teekay Corporation that was recorded as part of the investment in Exmar LPG BVBA (see Note 9f). The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and recognition of goodwill, in accordance with the preliminary purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and the Partnership. The Partnership accounts for its investment in Exmar LPG BVBA using the equity method.

In February 2012, a joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Partnership and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from short-term secured loan facilities and $266 million from equity contributions from the Partnership and Marubeni Corporation. The Partnership has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at June 30, 2013, was $0.2 million (December 31, 2012 – $0.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The Partnership has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and consequently its share of the $266

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

million equity contribution was $138.2 million. The Partnership also contributed an additional $5.8 million for its share of legal and financing costs and recorded the $7.0 million acquisition fee paid to Teekay Corporation as part of the investment (see Note 9e). The Partnership financed the equity contributions by borrowing under its existing credit facilities. The excess of the Partnership’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the purchase price allocation. In August 2013, the Teekay-LNG Marubeni Joint Venture completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030.

6.	Advances to Joint Venture Partner and Equity Accounted Joint Ventures

a) The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture and, as of June 30, 2013 and December 31, 2012, the Teekay Tangguh Joint Venture had advances of $14.0 million to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker. The advances are partially comprised of a $3.6 million promissory note due on demand that bears interest at a fixed-rate of 8.0%. The remaining amount of the advances is non-interest bearing.

In July 2012, PT Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. The Partnership believes the advances to the joint venture partner and its parent are still collectible given that the expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture can be used to repay the advances.

b) The Partnership has a 50% interest in Exmar LPG BVBA and a 50% interest in a joint venture with Exmar (or the Excalibur Joint Venture), which owns an LNG carrier, the Excalibur. As of June 30, 2013, the Partnership had advances of $81.8 million due from Exmar LPG BVBA, of which $67.9 million was through the acquisition of Exmar LPG BVBA, and $3.0 million is due from the Excalibur Joint Venture. These advances bear interest at LIBOR plus margins ranging from 0.50% to 2.0% and have no fixed repayment terms.

7.	Long-Term Debt

	June 30,	December 31,
	2013	2012
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	280,000	80,000
U.S. Dollar-denominated Term Loan due through 2018	107,803	112,264
U.S. Dollar-denominated Term Loan due through 2019	309,393	321,851
U.S. Dollar-denominated Term Loan due through 2021	304,022	309,984
U.S. Dollar-denominated Term Loan due through 2021	105,632	108,799
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Norwegian Kroner-denominated Bond due in 2017	115,323	125,791
Euro-denominated Term Loans due through 2023	329,480	341,382

Total	1,564,935	1,413,353
Less current portion	87,079	86,489

Total	1,477,856	1,326,864

As at June 30, 2013, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $444.7 million, of which $164.7 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $17.0 million (remainder of 2013), $34.5 million (2014), $84.1 million (2015), $27.3 million (2016), $28.2 million (2017) and $253.6 million (2018). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At June 30, 2013, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $107.8 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by first-priority mortgages on the five vessels to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2013, totaled $309.4 million, of which $141.2 million bears interest at a fixed-rate of 5.39% and requires quarterly interest and principal payments over the remaining term of the loan maturing in 2018 and 2019. The remaining $168.2 million bears interest based on LIBOR plus 0.68%, which requires quarterly interest payments over the remaining term of the loan and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the three vessels, together with certain other related security and certain guarantees from the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2013, totaled $304.0 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At June 30, 2013, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $105.6 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at June 30, 2013, totaled $13.3 million. Interest payments on this loan are based on a fixed interest rate of 4.84%. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at June 30, 2013, the carrying amount of the bonds was $115.3 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership entered into a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 10), and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

The Partnership has two Euro-denominated term loans outstanding, which as at June 30, 2013, totaled 253.3 million Euros ($329.5 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 2.25% as of June 30, 2013, and require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at June 30, 2013 and December 31, 2012 was 2.04% and 2.29%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At June 30, 2013, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.75%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange (losses) gains of ($2.8) million and $13.9 million, and $5.4 million and $4.3 million, of which these amounts were primarily unrealized, for the three months ended June 30, 2013 and 2012 and the six months ended June 30, 2013 and 2012, respectively.

The aggregate annual long-term debt principal repayments required subsequent to June 30, 2013 are $43.3 million (remainder of 2013), $90.5 million (2014), $138.8 million (2015), $106.6 million (2016), $224.8 million (2017) and $960.9 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum level of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at June 30, 2013, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Current	(533)	(330)	(1,181)	(619)
Deferred	(267)	198	(462)	748

Income tax (expense) recovery	(800)	(132)	(1,643)	129

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, crew training, advisory, business development, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenues(i)	9,398	9,592	16,505	19,183
Vessel operating expenses(ii)	2,587	2,399	4,938	4,932
General and administrative(ii)(iii)	2,816	2,782	6,004	6,067

(i)

Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(ii)

Includes ship management and crew training services provided by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $1.8 million and $3.6 million for the three and six months ended June 30, 2013, respectively, has been presented as vessel operating expenses (see Note 1). The amount reclassified from general and administrative to vessel operating expenses in the comparative period to conform to the presentation adopted in the current period was $1.9 million and $3.7 million for the three and six months ended June 30, 2012, respectively.

(iii)

Includes commercial, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

b) As at June 30, 2013 and December 31, 2012, non-interest bearing advances to affiliates totaled $3.4 million and $13.9 million, respectively, and non-interest bearing advances from affiliates totaled $17.7 million and $12.1 million, respectively. These advances are unsecured and have no fixed repayment terms.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 12 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled at the end of each year (see Notes 2 and 10).

d) In January 2012, the last of four LNG carriers (or the Angola LNG Carriers) delivered and commenced its 20-year, fixed-rate charter to Angola LNG Supply Services LLC to collect and transport gas from offshore production facilities to an onshore LNG processing plant in northwest Angola (or the Angola LNG Project). Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of $19.1 million (net of assumed debt of $64.8 million). The excess of the purchase price over the book value of the assets (including the fair market value of the interest rate swap associated with debt secured by the vessel) underlying the 33% ownership interest in the fourth vessel of $15.9 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method.

e) In February 2012, the Partnership incurred a $7.0 million charge relating to a fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 52% interest in six LNG carriers (see Note 5). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

f) In March 2013, the Partnership incurred a $2.7 million charge relating to a fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 50% interest in the Exmar LPG BVBA joint venture (see Note 5). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

10.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012, concurrently with the issuance of NOK 700 million of senior unsecured bonds (see Note 7), the Partnership entered into a cross currency swap and pursuant to this swap the Partnership receives the principal amount in NOK on the maturity date of the swap in exchange

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

for payment of a fixed U.S. Dollar amount. In addition, the cross currency swap exchanges a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swap is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bond due in 2017 and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swap as at June 30, 2013.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Fair Value /
					Carrying	Weighted-
Principal	Principal	Floating Rate Receivable			Amount of	Average
Amount	Amount	Reference		Fixed Rate	(Liability)	Remaining
NOK	$	Rate	Margin	Payable	$	Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(11,677)	3.8

Interest Rate Risk

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at June 30, 2013, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	408,143	(79,307)	23.6	4.9
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	200,083	(45,768)	5.7	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(14,371)	5.2	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(16,526)	3.5	5.3
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	200,000	(41,089)	15.5	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	469,018	108,606	23.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (iv)	EURIBOR	329,480	(31,387)	11.0	3.1

			(119,842)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at June 30, 2013, ranged from 0.30% to 2.75%.
(ii)	Principal amount reduces quarterly.
(iii)	Principal amount reduces semi-annually.
(iv)	Principal amount reduces monthly to 70.1 million Euros ($91.2 million) by the maturity dates of the swap agreements.

As at June 30, 2013, the Partnership had multiple interest rate swaps governed by the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2013, these interest rate swaps had an aggregate fair value asset amount of $108.6 million and an aggregate fair value liability amount of $171.0 million.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivatives

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at June 30, 2013 was $3.9 million (December 31, 2012 – an asset of $1.1 million).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	receivable	assets	assets	liabilities	liabilities	liabilities
As at June 30, 2013
Interest rate swap agreements	4,515	16,906	87,185	(10,824)	(69,389)	(148,235)
Cross currency swap agreement	—	—	—	(78)	(514)	(11,085)
Toledo Spirit time-charter derivative	—	1,400	2,500	—	—	—

	4,515	18,306	89,685	(10,902)	(69,903)	(159,320)

As at December 31, 2012
Interest rate swap agreements	4,513	16,927	144,247	(10,887)	(48,046)	(245,287)
Cross currency swap agreement	54	285	—	—	—	(2,962)
Toledo Spirit time-charter derivative	—	—	1,100	—	—	—

	4,567	17,212	145,347	(10,887)	(48,046)	(248,249)

Realized and unrealized gains (losses) relating to interest rate swap agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Partnership’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Three Months Ended June 30,
	2013			2012
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(9,496)	19,885	10,389	(9,284)	(8,855)	(18,139)
Toledo Spirit time-charter derivative	(23)	300	277	(6)	—	(6)

	(9,519)	20,185	10,666	(9,290)	(8,855)	(18,145)

	Six Months Ended June 30,
	2013			2012
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(19,022)	18,626	(396)	(18,363)	(15,947)	(34,310)
Toledo Spirit time-charter derivative	(23)	2,800	2,777	(38)	300	262

	(19,045)	21,426	2,381	(18,401)	(15,647)	(34,048)

Unrealized and realized (losses) gains of the cross currency swap are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income. For the three and six months ended June 30, 2013, unrealized losses of ($2.7) million and ($8.9) million, respectively, and realized losses of ($0.1) million and a nominal amount, respectively, were recognized in earnings. For the three and six months ended June 30, 2012, unrealized losses of ($10.3) million and realized gains of a nominal amount were recognized in earnings.

11.	Commitments and Contingencies

a) In December 2012, the Partnership signed a contract with Daewoo Shipbuilding & Marine Engineering Co. Ltd. (or DSME) for the construction of two 173,400-cubic meter LNG carriers at a total cost of approximately $412 million. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. The vessels are scheduled for delivery in 2016 and upon delivery of the vessels, the vessels will be chartered to Cheniere Marketing L.L.C. at fixed rates for a period of five years. As at June 30, 2013, costs incurred totaled $39.1 million. As at June 30, 2013, the estimated remaining costs to be incurred under these newbuilding contracts are $1.5 million (remainder of 2013), $42.1 million (2014), $43.4 million (2015) and $285.8 million (2016).

b) As described in Note 4, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer. However, the HMRC is appealing that decision and the appeal was heard in April 2013; however, no verdict has been released yet. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $29 million, exclusive of potential financing and interest rate swap termination costs.

The lessor for the three vessels chartered out by Teekay Nakilat Joint Venture has communicated to the joint venture that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat Joint Venture’s lease has been downgraded. As a result, the lessor has indicated a potential increase in the lease rentals over the remaining term of the RasGas II Leases and that an estimated $12 million additional amount of cash may need to be placed on deposit by the Teekay Nakilat Joint Venture. The Teekay Nakilat Joint Venture has engaged external legal counsel to assess these claims. The Partnership’s 70% share of the present value of the potential lease rental increase claim is approximately $10 million. The Teekay Nakilat Joint Venture is looking at alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating in the event the lessor increases the rental payments.

12.	Total Capital and Net Income Per Unit

In May 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through June 30, 2013, the Partnership sold an aggregate of 124,071 common units under the COP, generating proceeds of approximately $4.9 million (including the General Partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of commissions and $0.4 million of other offering costs). The Partnership used the net proceeds from the issuance of these common units for general partnership purposes.

At June 30, 2013, approximately 63.9% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income Per Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation (losses) gains.

During the three and six months ended June 30, 2013 and 2012, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-based compensation

In March 2013, 7,342 common units, with an aggregate value of $0.3 million, were granted to the non-management directors of our general partner as part of their annual compensation for 2013. Of this amount, 6,065 units were issued in June 2013.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership‘s unit-based compensation awards are reflected in general and administrative in the Partnership’s consolidated statements of income.

During March 2013, the Partnership granted 36,878 restricted units with a grant date fair value of $1.5 million to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one unit of the Partnership’s common units plus reinvested distributions from the grant date to the

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units. During the three and six months ended June 30, 2013, the Partnership recorded an expense of $0.2 million and $0.7 million, respectively, (2012 – nil) related to the restricted units.

14.	Subsequent Events

a) In July 2013, the Partnership exercised two of its existing three options with DSME to construct two additional LNG carrier newbuildings, equipped with the MEGI twin engines, for a cost of approximately $415 million. The Partnership intends to secure charter contracts for these vessels prior to their delivery in 2016. In connection with the exercise of these two options, the Partnership obtained options to order up to five additional LNG carrier newbuildings.

b) In July 2013, the Partnership issued 931,098 million common units in a private placement to an institutional investor for net proceeds, including the General Partner’s 2% proportionate capital contribution, of $40.8 million. The Partnership used the proceeds from the private placement to fund the first installment payments on the two newbuilding LNG carriers ordered in July 2013 and for general partnership purposes.

c) In August 2013, the Partnership agreed to acquire a 155,900-cubic meter LNG carrier newbuilding from Norway-based Awilco LNG ASA (or Awilco), which is currently under construction by DSME in South Korea. The vessel is expected to deliver in September 2013, at which time Awilco will sell the vessel to the Partnership and bareboat charter the vessel back on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (or option period). The Partnership will purchase the vessel for a price of $205 million less a $50 million upfront payment of charter hire by Awilco which is in addition to the daily bareboat charter rate. As part of the transaction, the Partnership may also have the opportunity to acquire and bareboat charter back a second 155,900-cubic meter LNG carrier newbuilding from Awilco, currently under construction by DSME, under similar terms. The second LNG carrier newbuilding is expected to deliver in late-2013 or early-2014. The Partnership intends to finance the transaction with a portion of its existing liquidity and expects to secure long-term debt financing prior to delivery.

d) In July 2013, Exmar LPG BVBA exercised its options with Hanjin Heavy Industries and Construction Co., Ltd. to construct two LPG carrier newbuildings, scheduled for delivery in 2017.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of August 1, 2013, we have a fleet of 32 LNG carriers (including one regasification unit and five newbuilding carriers), 31 LPG/Multigas carriers (including 10 newbuilding carriers and five chartered-in carriers) and 11 conventional tankers which generally operate under long-term, fixed-rate charters. Our interests in these vessels, excluding the five chartered-in LPG carriers, range from 33% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2013

Private Placement

On July 30, 2013, we issued 931,098 million common units in a private placement to an institutional investor for net proceeds, including the General Partner’s 2% proportionate capital contribution, of $40.8 million. We used the proceeds from the private placement to fund the first installment payments on the two newbuilding LNG carriers ordered in July 2013 and for general partnership purposes.

LNG Newbuildings

On June 6, 2013, we were awarded five-year time-charter contracts with Cheniere Marketing L.L.C. (or Cheniere) for the two 173,400 cubic meter (or cbm) LNG carrier newbuildings that we ordered in December 2012. The newbuilding LNG carriers are currently under construction by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (or DSME) of South Korea and are scheduled to deliver in the first half of 2016. Upon delivery, the vessels will commence their five-year charters with Cheniere, which will export LNG from its Sabine Pass LNG export facility in Louisiana, USA. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping.

On July 18, 2013, we exercised two of our existing three options with DSME to construct two additional LNG carrier newbuildings for a cost of approximately $415 million. These vessels are also equipped with the MEGI twin engines. We intend to secure charter contracts for these vessels prior to their delivery in 2016. In connection with the exercise of these two options, we obtained options to order up to five additional LNG carrier newbuildings.

On August 5, 2013, we agreed to acquire a 155,900 cbm LNG carrier newbuilding from Norway-based Awilco LNG ASA (or Awilco), which is currently under construction by DSME in South Korea. The vessel is expected to deliver in September 2013, at which time Awilco will sell the vessel to us and bareboat charter the vessel back on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (or option period). We will purchase the vessel for a price of $205 million less a $50 million upfront payment of charter hire by Awilco which is in addition to the daily bareboat charter rate. As part of the transaction, we may also have the opportunity to acquire and bareboat charter back a second 155,900 cbm LNG carrier newbuilding from Awilco, currently under construction by DSME, under similar terms. The second LNG carrier newbuilding is expected to deliver in late-2013 or early-2014. We intend to finance the transaction with a portion of our existing liquidity and we expect to secure long term debt financing prior to delivery.

Continuous Offering Program

On May 22, 2013, we implemented a continuous offering program (or COP) under which we may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through June 30, 2013, we sold an aggregate of 124,071 common units under the COP, generating proceeds of approximately $4.9 million (including the General Partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of commissions and $0.4 million of other offering costs). We used the net proceeds from the issuance of these common units for general partnership purposes.

Exmar LPG Joint Venture

On February 12, 2013, we entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 19 owned LPG carriers (including eight newbuildings scheduled for delivery between 2014 and 2016 and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers (or the Exmar LPG Carriers). In July 2013, Exmar LPG BVBA exercised its options to construct two additional LPG carrier newbuildings. For our 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, we invested approximately $133 million in exchange for equity and a shareholder loan and assumed approximately $108 million of our pro rata share of the existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. Exmar continues to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA is shared jointly between Exmar and us, we account for Exmar LPG BVBA using the equity method.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 16, 2013.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at June 30, 2013, our liquefied gas segment fleet included 29 LNG carriers and 29 LPG/Multigas carriers, in which our interests ranged from 33% to 100%. However, the table below only includes 11 LNG carriers and five LPG carriers. The table excludes two newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to our joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) two LNG carriers relating to our joint ventures with Exmar (or the Exmar LNG Carriers) and (v) the 24 Exmar LPG Carriers.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2013	2012	% Change
Voyage revenues	68,270	67,603	1.0
Voyage expenses	407	30	1,256.7

Net voyage revenues	67,863	67,573	0.4
Vessel operating expenses	13,683	11,774	16.2
Depreciation and amortization	18,329	17,309	5.9
General and administrative (1)	3,233	3,043	6.2

Income from vessel operations	32,618	35,447	(8.0)

Operating Data:
Revenue Days (A)	1,435	1,435	—
Calendar-Ship-Days (B)	1,456	1,456	—
Utilization (A)/(B)	98.6%	98.6%

(in thousands of U.S. Dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2013	2012	% Change
Voyage revenues	136,300	138,336	(1.5)
Voyage expenses	407	66	516.7

Net voyage revenues	135,893	138,270	(1.7)
Vessel operating expenses	27,676	23,553	17.5
Depreciation and amortization	35,619	34,547	3.1
General and administrative (1)	6,917	6,602	4.8

Income from vessel operations	65,681	73,568	(10.7)

Operating Data:
Revenue Days (A)	2,834	2,891	(2.0)
Calendar-Ship-Days (B)	2,896	2,912	(0.5)
Utilization (A)/(B)	97.9%	99.3%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

During the six months ended June 30, 2013, two of our vessels were off-hire for a total of 62 days for scheduled dry dockings compared to one vessel being off-hire for 21 days in the same period last year. As a result, our utilization decreased to 97.9% for the six months ended June 30, 2013 compared to 99.3% for the same period in 2012.

Net Voyage Revenues. Net voyage revenues decreased for the six months ended June 30, 2013 from the same period last year and remained consistent for the three months ended June 30, 2013 compared to the same period last year, primarily as a result of:

•	a decrease of $2.1 million for the six months ended June 30, 2013 due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking;

•	a decrease of $2.1 million for the three and six months ended June 30, 2013 due to the Catalunya Spirit being off-hire for 21 days in the second quarter of 2013 for a scheduled dry docking; and

•	a decrease of $0.8 million for the six months ended June 30, 2013 due to one less calendar day during 2013 compared to 2012;

partially offset by:

•	an increase of $1.4 million for the three and six months ended June 30, 2013 due to the Hispania Spirit being off-hire for 21 days in the second quarter of 2012 for a scheduled dry docking;

•	an increase of $0.9 million for the three and six months ended June 30, 2013 due to a one-time payment made to the charterer of the Galicia Spirit for delaying the scheduled dry docking in the second quarter of 2012; and

•	increases of $0.1 million and $0.5 million for the three and six months ended June 30, 2013, respectively, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2013 from the same periods last year, primarily as a result of:

•	increases of $0.4 million and $2.3 million for the three and six months ended June 30, 2013, respectively, due to main engine overhauls and spares and consumables purchased for the Tangguh Hiri and Tangguh Sago for the dry docking of these vessels in 2013;

•	increases of $0.6 million and $1.3 million for the three and six months ended June 30, 2013, respectively, due to maintenance and repair costs for certain of our LNG carriers in 2013; and

•	increases of $1.0 million and $0.7 million for the three and six months ended June 30, 2013, respectively, as a result of higher manning costs due to wage increases in certain of our LNG carriers.

Depreciation and Amortization. Depreciation and amortization increased for the three and six months ended June 30, 2013 from the same periods last year, primarily as a result of the amortization of dry-dock expenditures incurred in 2012 and the first and second quarters of 2013.

Conventional Tanker Segment

Our fleet includes 10 Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own and five of which we lease under capital leases. All of our conventional tankers operate under fixed-rate charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 to reduce the daily hire rate on each by $12,000 per day for a duration of 24 months, commencing October 1, 2012. However, during this renegotiated period, if Suezmax tanker spot rates exceed the renegotiated charter rate, the charterer will pay us the excess amount up to a maximum of the original charter rate. The impact of the change in hire rates is not fully reflected in the table below as the change in the lease payments are being recognized on a straight-line basis over the term of the lease.

In addition, the time-charter contracts for three of the five Suezmax tankers on charter to Compania Espanole de Petroleos, S.A. (or CEPSA) have cancellation options first exercisable in August 2013, November 2013 and April 2014, respectively. In July 2013, we received notification of termination from the owner for two of the five vessels, subject to approval by its board of directors and sale of the vessel to a third-party. Upon sale of the vessels, we will not be required to repay the capital lease obligations, as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. In addition, if vessels are sold to a third party, we may be subject to future seafarer severance related costs.

The following table compares our conventional tanker segment’s operating results for the three and six months ended June 30, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2013	2012	% Change
Voyage revenues	28,349	28,874	(1.8)
Voyage expenses	817	212	285.4

Net voyage revenues	27,532	28,662	(3.9)
Vessel operating expenses	11,131	10,403	7.0
Depreciation and amortization	6,827	7,487	(8.8)
General and administrative (1)	1,511	1,390	8.7

Income from vessel operations	8,063	9,382	(14.1)

Operating Data:
Revenue Days (A)	976	1,001	(2.5)
Calendar-Ship-Days (B)	1,001	1,001	—
Utilization (A)/(B)	97.5%	100.0%

(in thousands of U.S. Dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2013	2012	% Change
Voyage revenues	57,426	57,481	(0.1)
Voyage expenses	1,208	519	132.8

Net voyage revenues	56,218	56,962	(1.3)
Vessel operating expenses	22,454	21,011	6.9
Depreciation and amortization	13,680	15,006	(8.8)
General and administrative (1)	3,296	3,091	6.6

Income from vessel operations	16,788	17,854	(6.0)

Operating Data:
Revenue Days (A)	1,966	2,002	(1.8)
Calendar-Ship-Days (B)	1,991	2,002	(0.5)
Utilization (A)/(B)	98.7%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

During the six months ended June 30, 2013, one of our vessels was off-hire for 25 days for scheduled dry docking, compared to having no vessels off-hire during the same period in 2012. As a result, our utilization decreased to 98.7% for the six months ended June 30, 2013 compared to 100.0% for the same period in 2012.

Net Voyage Revenues. Net voyage revenues decreased for the three and six months ended June 30, 2013 from the same periods last year, primarily as a result of:

•	decreases of $0.5 million and $1.0 million for the three and six months ended June 30, 2013, respectively, relating to the reduced charter rates on the Bermuda Spirit and Hamilton Spirit commencing in the fourth quarter of 2012; and

•	a decrease of $0.9 million for the three and six months ended June 30, 2013 due to the European Spirit being off-hire for 25 days in the second quarter of 2013;

partially offset by:

•	increases of $0.4 million and $1.2 million for the three and six months ended June 30, 2013 due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers subject to capital leases (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2013 from the same periods last year, primarily due to timing of service and maintenance activities performed and higher manning costs as a result of wage increases.

Depreciation and Amortization. Depreciation and amortization decreased for the three and six months ended June 30, 2013, from the same periods last year, primarily as a result of:

•	decreases of $1.8 million and $3.4 million for the three and six months ended June 30, 2013, respectively, due to the effect of vessel write-downs in the fourth quarter of 2012 relating to the Algeciras Spirit, Huelva Spirit and Tenerife Spirit;

partially offset by:

•	increases of $1.1 million and $2.1 million for the three and six months ended June 30, 2013, respectively, due to the accelerated amortization of the intangible assets relating to the charter contracts of three Suezmax tankers as we expect the life of these intangible assets to be shorter than originally assumed in the prior periods.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased slightly to $4.7 million and $10.2 million for the three and six months ended June 30, 2013, respectively, from $4.4 million and $9.7 million, respectively, for the same periods last year, primarily as a result of a greater amount of corporate services provided to us by Teekay Corporation to support our growth.

Equity Income. Equity income increased to $39.4 million and $65.8 million for the three and six months ended June 30, 2013, respectively, from $11.1 million and $28.1 million, respectively, for the same periods last year, primarily as a result of:

•	increases of $20.0 million and $18.6 million for the three and six months ended June 30, 2013, respectively, in our 33% investment in the four Angola LNG Carriers, primarily due to the change in unrealized gains (losses) on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to the same periods last year;

•	increases of $1.5 million and $10.1 million for the three and six months ended June 30, 2013, respectively, due to the acquisition of a 52% ownership interest in the six MALT LNG Carriers in February 2012, charter contracts entered into in 2012 with higher charter rates for certain of the MALT LNG Carriers, and acquisition fees incurred in 2012, which are partially offset by the dry docking of the Methane Spirit resulting in 28 off-hire days in 2013;

•	increases of $4.4 million and $5.7 million for the three and six months ended June 30, 2013, respectively, due to the acquisition of a 50% ownership interest in Exmar LPG BVBA in February 2013; and

•	increases of $2.5 million and $3.3 million for the three and six months ended June 30, 2013, respectively, in our 40% investment in Teekay Nakilat (III) Corporation, primarily due to the change in unrealized gains (losses) on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to the same periods last year.

Interest Expense. Interest expense decreased to $13.1 million and $26.4 million for the three and six months ended June 30, 2013, respectively, from $13.7 million and $26.5 million, respectively, for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•	decreases of $1.4 million and $2.9 million for the three and six months ended June 30, 2013, respectively, due to decreased LIBOR and lower principal U.S. Dollar debt balances due to debt repayments during 2012 and the first and second quarters of 2013; and

•	decreases of $0.3 million and $0.9 million for the three and six months ended June 30, 2013, respectively, due to lower EURIBOR relating to Euro-denominated debt;

partially offset by

•	increases of $0.7 million and $2.9 million for the three and six months ended June 30, 2013, respectively, as a result of the NOK bond issuance in May 2012; and

•	increases of $0.4 million and $0.8 million for the three and six months ended June 30, 2013, respectively, due to an interest rate adjustment on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues).

Interest Income. Interest income decreased to $0.8 million and $1.3 million for the three and six months ended June 30, 2013, respectively, from $0.9 million and $1.9 million, respectively, for the same periods last year. These changes were primarily due to lower LIBOR relating to our restricted cash deposits.

Realized and Unrealized Gains and Losses on Derivative Instruments. Net realized and unrealized gains on derivative instruments increased to gains of $10.7 million and $2.4 million for the three and six months ended June 30, 2013, respectively, from losses of $18.1 million and $34.0 million in the same periods last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended June 30,
	2013			2012
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(9,496)	19,885	10,389	(9,284)	(8,855)	(18,139)
Toledo Spirit time-charter derivative	(23)	300	277	(6)	—	(6)

	(9,519)	20,185	10,666	(9,290)	(8,855)	(18,145)

	Six Months Ended June 30,
	2013			2012
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(19,022)	18,626	(396)	(18,363)	(15,947)	(34,310)
Toledo Spirit time-charter derivative	(23)	2,800	2,777	(38)	300	262

	(19,045)	21,426	2,381	(18,401)	(15,647)	(34,048)

As at June 30, 2013 and 2012, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $860.0 million and $904.4 million, respectively, with average fixed rates of 4.6% for both periods. The increases in realized losses from 2012 to 2013 relating to our interest rate swaps were primarily due to lower short-term variable interest rates in 2013 compared to 2012.

Long-term LIBOR benchmark interest rates increased during the three and six months ended June 30, 2013 and decreased during the three and six months ended June 30, 2012, which resulted in us recognizing unrealized losses of $36.6 million and $57.1 million for the three and six months ended June 30, 2013, respectively, and unrealized gains of $33.1 million and $7.0 million for the three and six months ended June 30, 2012, respectively, from our interest rate swaps associated with our restricted cash deposits.

During the three and six months ended June 30, 2013, we recognized unrealized gains on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. The unrealized gains resulted from the transfer of $12.5 million and $24.7 million of previously recognized unrealized losses, respectively, to realized losses related to actual cash settlements and an additional $37.4 million and $41.0 million of unrealized gains, respectively, relating to increases in long-term LIBOR benchmark interest rates relative to the first quarter and beginning of 2013. During the three and six months ended June 30, 2012, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. The unrealized losses of $37.6 million and $13.6 million, respectively, relate to decreases in long-term LIBOR benchmark interest rates relative to the first quarter and beginning of 2012.

Long-term EURIBOR benchmark interest rates increased during the three and six months ended June 30, 2013 and decreased during the three and six months ended June 30, 2012, which resulted in us recognizing unrealized gains of $6.6 million and $10.0 million for the three and six months ended June 30, 2013, respectively, and unrealized losses of $4.4 million and $9.3 million for the three and six months ended June 30, 2012, respectively, on our interest rate swaps associated with our Euro-denominated long-term debt.

The projected average tanker rates in the tanker market decreased for the three and six months ended June 30, 2013 compared to the first quarter and beginning of the year, which resulted in $0.3 million and $2.8 million of unrealized gains, respectively, on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Instruments in our Annual Report of Form 20-F for the year ending December 31, 2012, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gains (losses) on derivative instruments.

Foreign Currency Exchange (Losses) and Gains. Foreign currency exchange (losses) and gains were ($2.8) million and $5.4 million for the three and six months ended June 30, 2013, respectively, compared to $13.9 million and to $4.3 million, respectively, for the same periods last year. Our foreign currency exchange (losses) gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our Norwegian Kroner-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swap. Losses on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and six months ended June 30, 2013, foreign currency exchange (losses) gains include realized losses of $0.1 million and a nominal amount, respectively, and unrealized losses of $2.7 million and $8.9 million, respectively, on our cross currency swap, and unrealized gains of $4.5 million and $10.5 million, respectively, on the revaluation of our Norwegian Kroner-denominated debt. For the three and six months ended June 30, 2012, foreign currency exchange (losses) gains include realized gains of a nominal amount and unrealized losses of ($10.3) million on our cross currency swap and an unrealized gain of $7.6 million on the revaluation of our Norwegian Kroner-denominated debt. For the three and six months ended June 30, 2013, foreign currency exchange (losses) gains include the revaluation of our Euro-denominated restricted cash, debt and capital leases of ($4.5) million and $3.6 million, respectively, as compared to $17.0 million and $7.4 million, respectively, for the same periods last year.

Other Income. Other income increased to $0.9 million for the six months ended June 30, 2013, from $0.7 million for the same period last year, primarily due to the amortization of a guarantee liability related to our acquisition of the six MALT LNG Carriers in February 2012. Other income remained consistent for the three months ended June 30, 2013 and 2012.

Income Tax (Expense) Recovery. Income tax expense increased to $0.8 million and $1.6 million for the three and six months ended June 30, 2013, respectively, from an income tax (expense) recovery of ($0.1) million and $0.1 million, respectively, for the same periods last year, primarily due to higher expected taxable income in taxable jurisdictions and a reversal of an uncertain tax position in the first quarter of 2012.

Liquidity and Cash Needs

Our business model is to employ our vessels on long-term, fixed-rate contracts with major oil companies. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, are generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the cost to purchase, convert or construct vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet. In contrast, maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 7 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including through mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact on our short-term liquidity requirements. As at June 30, 2013, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

We have two facilities that require us to maintain vessel value to outstanding loan principal balance ratios of 110% and 115%, respectively. As at June 30, 2013, we had vessel value to outstanding loan principal balance ratios of 165% and 141%, respectively. The vessel values are determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if we sold any of the vessels.

As at June 30, 2013, our cash and cash equivalents were $97.6 million, compared to $113.6 million at December 31, 2012. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $262.3 million as at June 30, 2013, compared to $495.0 million as at December 31, 2012. The decrease in total liquidity is primarily due to borrowings to fund the acquisition of our 50% interest in the Exmar LPG Carriers in February 2013, to fund newbuilding installments for vessels of Exmar LPG BVBA and repayments of long-term debt; partially offset by proceeds received as a result of the COP that commenced during the second quarter of 2013.

As of June 30, 2013, we had a working capital deficit of $207.0 million. The working capital deficit includes $160.3 million of current capital lease obligations for five Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these five Suezmax tankers. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. In July 2013, we received notification of termination from the owner for two of the five vessels, subject to approval by its board of directors and sale of the vessels to a third-party. Upon sale of the vessels to a third party, we will not be required to repay the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. While we do not expect the owner to exercise its option to require us to purchase the five Suezmax tankers, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lenders consent, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. We expect to manage the remaining working capital deficit primarily with net operating cash flow generated in 2013 and, to a lesser extent, existing undrawn revolving credit facilities. As at June 30, we had undrawn medium-term credit facilities of $164.7 million.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2013	2012
Net cash flow from operating activities	75,750	88,772
Net cash flow from financing activities	42,644	99,233
Net cash flow used for investing activities	(134,350)	(166,716)

Operating Cash Flows. Net cash flow from operating activities decreased to $75.8 million for the six months ended June 30, 2013, from $88.8 million for the same period last year, primarily due to a greater amount of dry docking expenditures incurred in the six months ended June 30, 2013. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessel’s maintenance schedule.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $219.7 million and $395.4 million for the six months ended June 30, 2013 and 2012, respectively. From time to time, we refinance our loans and revolving credit facilities. During the six months ended June 30, 2013, we primarily used the proceeds from long-term debt to fund the acquisition of our 50% interest in the Exmar LPG Carriers for $135.8 million (including a $2.7 million acquisition fee), to provide an advance of $13.8 million to Exmar LPG BVBA for the purpose of funding newbuildings, to prepay and repay outstanding debt under our revolving credit facilities and for general partnership purposes.

Cash distributions paid during the six months ended June 30, 2013 increased to $105.9 million from $93.6 million for the same period last year. This increase was the result of an increase in the number of units eligible to receive the cash distribution as a result of one common unit public offering during 2012, units issued as a result of the COP that commenced during the second quarter of 2013 and a 7.1% increase in the quarterly cash distribution per unit commencing in the first quarter of 2012 and paid in May 2012.

Other financing activities during the six months ended June 30, 2013 included net proceeds of $4.9 million from our issuance of units under our COP.

Investing Cash Flows. Net cash flow used in investing activities decreased to $134.4 million for the six months ended June 30, 2013, from $166.7 million for the same period last year. During the six months ended June 30, 2013, we used cash of $135.8 million to fund our 50% interest in the Exmar LPG Carriers. During the six months ended June 30, 2012, we used cash of $170.1 million to fund our acquisition of a 52% interest in six LNG carriers from A.P. Moller Maersk A/S and of a 33% interest in one LNG carrier chartered to Angola LNG Supply Services LLC.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at June 30, 2013:

	Total	Remainder of 2013	2014 and 2015	2016 and 2017	Beyond 2017
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,120.1	35.9	196.9	178.9	708.4
Commitments under capital leases (2)	179.2	69.5	43.8	38.6	27.3
Commitments under capital leases (3)	965.1	12.0	48.0	48.0	857.1
Commitments under operating leases (4)	390.4	12.4	49.6	49.5	278.9
Purchase obligations(5)	372.8	1.5	85.5	285.8	—

Total U.S. Dollar-Denominated obligations	3,027.6	131.3	423.8	600.8	1,871.7

Euro-Denominated Obligations:(6)
Long-term debt(7)	329.5	7.4	32.4	37.2	252.5

Total Euro-Denominated obligations	329.5	7.4	32.4	37.2	252.5

Norwegian Kroner-Denominated Obligations:(6)
Long-term debt(8)	115.3	—	—	115.3	—

Total Norwegian Kroner-Denominated obligations	115.3	—	—	115.3	—

Totals	3,472.4	138.7	456.2	753.3	2,124.2

(1)

Excludes expected interest payments of $13.6 million (remainder of 2013), $31.8 million (2014 and 2015), $23.9 million (2016 and 2017) and $19.5 million (beyond 2017). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2013, plus margins on debt that has been drawn that ranges up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase five leased vessels from 2014 to the end of the period when cancellation options are first exercisable. For two of the vessels, the owner has notified us that it intends to terminate the capital leases. The purchase price for any vessels we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read Item 1 – Financial Statements: Note 4 – Vessel Charters.

(3)

Existing restricted cash deposits of $475.4 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $347.0 million for these leases from 2013 to 2029.
(5)

In December 2012, we entered into an agreement for the construction of two LNG newbuildings. The remaining cost for these two newbuildings totals $372.8 million, including estimated interest and construction supervision fees. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies. The purchase obligations shown in the table above does not include the two additional LNG newbuildings that were ordered in July 2013.

(6)	Euro-denominated and Norwegian Kroner-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2013.
(7)

Excludes expected interest payments of $4.0 million (remainder of 2013), $10.1 million (2014 and 2015), $9.0 million (2016 and 2017) and $4.9 million (beyond 2017). Expected interest payments are based on EURIBOR at June 30, 2013, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(8)

Excludes expected interest payments of $6.2 million (remainder of 2013), $16.4 million (2014 and 2015), and $10.9 million (2016 and 2017). Expected interest payments are based on NIBOR at June 30, 2013, plus a margin of 5.25%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of June 30, 2013. The expected interest payments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in Item 18 – Financial Statements: Note 19 – Equity Method Investments of our Annual Report on Form 20-F for the year ended December 31, 2012. In addition, please read Item 1 – Financial Statements: Note 5 – Equity Method Investments, relating to the acquisition of our 50% interest in the Exmar LPG BVBA joint venture in February 2013.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates of our Annual Report on Form 20-F for the year ended December 31, 2012 are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2012. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At June 30, 2013, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at June 30, 2013, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended June 30, 2013 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition;

•	results of operations and revenues and expenses, including performance of our liquefied gas segment and the performance and expected cash flows of our various joint ventures;

•	our plan for managing our working capital deficit;

•	the collectability of advances to our joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker;

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot charter rates;

•	Future charter hire payments for chartered-in and chartered-out vessels;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for five of our Suezmax tankers;

•	our liquidity needs;

•	the outcome of ongoing tax proceedings, including the HMRC’s legal challenge of tax benefits similar to the ones provided under the RasGas II Leases;

•	the duration of dry dockings;

•	fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on derivative instruments and foreign currency exchange gain (loss);

•	the future valuation or impairment of goodwill;

•	expected delivery dates of newbuilding carriers, and our ability to secure charter contracts for these carriers;

•	the expected timing, amount and method of financing for the purchase of vessels within the Partnership, including our five Suezmax tankers operated pursuant to capital leases, the four LNG carrier newbuildings ordered from DSME, the LNG carrier newbuilding from Awilco and the two LPG carrier newbuildings ordered from Hanjin Heavy Industries and Construction Co., Ltd.; and

•	the impact of the LC Bank’s downgraded credit rating on the related lease payments and required cash deposits by the Teekay Nakilat Joint Venture along with our ability to restructure the restricted cash structure to mitigate any impact of the LC Bank’s downgraded credit rating.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in financial stability of banks providing letters of credit for us or our joint ventures; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot tanker market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our newbuilding carriers; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; ability of the counterparty to our

Suezmax tanker leases to receive board approval to sell two of the five leased vessels; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2013, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

		Expected Maturity Date
	Remainder of 2013	2014	2015	2016	2017	There- after	Total	Fair Value Liability	Rate (1) (5)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	23.4	49.9	97.2	63.7	65.4	666.0	965.6	(868.4)	1.1%
Variable Rate (Euro) (3) (4)	7.4	15.6	16.8	18.0	19.2	252.5	329.5	(300.4)	1.4%
Variable Rate (NOK) (4) (5)	—	—	—	—	115.3	—	115.3	(117.8)	7.1%
Fixed-Rate Debt ($U.S.)	12.5	24.9	24.9	24.9	24.9	42.4	154.5	(157.0)	5.3%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.2%	5.3%
Capital Lease Obligations: (6)
Fixed-Rate ($U.S.) (7)	65.1	31.7	4.4	4.5	28.3	26.3	160.3	(160.3)	7.4%
Average Interest Rate (8)	9.2%	7.7%	5.4%	5.4%	4.6%	6.4%	7.4%
Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	9.8	19.9	20.6	21.2	151.9	366.7	590.1	(117.8)	5.5%
Average Fixed Pay Rate (2)	5.6%	5.6%	5.6%	5.6%	5.3%	5.6%	5.5%
Contract Amount (Euro) (4) (10)	7.4	15.6	16.8	18.0	19.3	252.4	329.5	(31.4)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of June 30, 2013 ranged from 0.30% to 2.75%. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and Norwegian Kroner-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2013.

(5)	Interest payments on our NOK-denominated debt and on our cross currency swap are based on NIBOR. Our NOK-denominated debt has been economically hedged with a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88%, and the transfer of principal locked in at $125.0 million upon maturity in exchange for NOK 700 million.
(6)	Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 4 – Vessel Charters), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2013 totaled $475.4 million, and the lease obligations, which as at June 30, 2013 totaled $472.4 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat Corporation is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2013, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat Corporation’s capital lease obligations and restricted cash deposits were $408.1 million and $469.0 million, ($79.3) million and $108.6 million, and 4.9% and 4.8%, respectively.
(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable. Please read Item 1 – Financial Statements: Note 4 – Vessel Charters.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 12 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At June 30, 2013, the fair value of this derivative asset was $3.9 million and the change from December 31, 2012 to the reporting period has been reported in realized and unrealized gain (loss) on derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our Norwegian Kroner-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. We also incur Norwegian Kroner-denominated interest expense on our Norwegian Kroner-denominated bonds; however, we entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 10 – Derivative Instruments. At June 30, 2013, the fair value of this derivative liability was $11.7 million and the change from December 31, 2012 to the reporting period has been reported in foreign currency exchange (loss) gain. As a result, fluctuations in the Euro and Norwegian Kroner relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized gain (loss) on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

JUNE 30, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

On July 30, 2013, the Partnership issued approximately 931,098 million common units to an institutional investor for net proceeds, including the General Partner’s 2% proportionate capital contribution, of $40.8 million. The Partnership used the proceeds from the issuance of common units to partially fund its previously announced order of two fuel-efficient LNG carrier newbuildings ordered in July 2013, scheduled for delivery in 2016, and for general partnership purposes. The common units were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

• REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

• REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

• REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-174220) FILED WITH THE SEC ON MAY 13, 2011

• REGISTRATION STATEMENT ON FORM F-3 (NO.333-188387) FILED WITH THE SEC ON MAY 6, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: August 15, 2013	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)